UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to __________________________

Commission file number 1-10853

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BB&T Corporation 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BB&T Corporation
200 West Second Street
Winston-Salem, NC 27101

BB&T Corporation
401(k) Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2016 and 2015

BB&T Corporation 401(k) Savings Plan Index December 31, 2016 and 2015

*Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the BB&T Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BB&T Corporation 401(k) Savings Plan (the "Plan") as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Greensboro, North Carolina
June 26, 2017

BB&T Corporation 401(k) Savings Plan Statements of Net Assets Available for Benefits December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$3,980,479,878	$3,091,486,801
Notes receivable from participants	68,492,373	59,673,934
Employer receivable	2,583,067	—
Net assets available for benefits	$4,051,555,318	$3,151,160,735

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2016

2016

Additions to (deductions from) net assets attributable to:
Investment income
Interest	$3,019,042
Dividends	61,584,393
Net appreciation in fair value of investments	291,652,131
Net investment income	356,255,566

Interest on notes receivable from participants	2,629,713

Contributions
Employer	111,029,143
Employee	159,716,990
Rollovers	14,798,627
Total contributions	285,544,760
Total additions	644,430,039

Benefits paid to participants	(309,139,617)
Administrative expenses	(651,100)
Total deductions	(309,790,717)

Net increase prior to transfers from other plans	334,639,322

Transfers from other plans	565,755,261
Net increase	900,394,583

Net assets available for benefits
Beginning of year	3,151,160,735
End of year	$4,051,555,318

The accompanying notes are an integral part of these financial statements.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

1.	Description of the BB&T Corporation 401(k) Savings Plan
The following description of the BB&T Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by BB&T Corporation (the "Corporation" or "Plan Sponsor"). The Plan, which was established effective July 1, 1982 and amended and restated as of January 1, 2013, is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors ("Board") is responsible for oversight of the Plan, including the appropriateness of the Plan's investment offerings, and monitoring of investment performance. In accordance with the Plan document, certain of the Board's responsibilities have been delegated to the Employee Benefits Plan Committee.

Eligibility for Participation
The Plan covers all employees of participating subsidiaries who meet age and service requirements. Employees are eligible to make salary reduction contributions immediately after employment with the Corporation and are eligible to receive matching contributions after attaining the age of 21 with one year of continuous employment in which they have worked at least 1,000 hours. Participation in the Plan is based on voluntary election by each employee.

Contributions
Participants can elect to contribute between 1 percent and 50 percent of their eligible earnings, as defined in the Plan document, on a pre-tax basis subject to certain Internal Revenue Code ("IRC") limitations. The Plan also has a Roth feature that allows for after-tax contributions. Eligible participants who have attained the age of 50 before the close of the plan year may make catch-up contributions up to $6,000. The Corporation matches dollar-for-dollar up to 6 percent of compensation that a participant contributes to the Plan. Participants may make changes in their contribution percentage at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

Vesting
Participants are immediately vested in their contributions, employer matching contributions and actual earnings allocated to their account. Nonvested employer matching contributions may occur as a result of participants in predecessor plans that have terminated their employment with their employer.

Notes Receivable from Participants
Participants may borrow from their account balances an amount not to exceed the lesser of $50,000 (less adjustments as required by the Internal Revenue Service ("IRS") or 50 percent of their account balance. The minimum loan amount allowed by the Plan is $1,000. Only one loan can be taken during the Plan year and a participant may have only one loan outstanding at any time. The interest rate charged on amounts borrowed is equal to the Corporation's prime lending rate plus 1 percent at the loan origination date. Principal and interest is paid ratably through payroll deductions. Loans from merged plans are carried at the terms and conditions that were set by the predecessor plans.

Payment of Benefits
Upon termination, a participant may elect to have distributions paid from their account in installments, a lump sum or any combination of the two. Retired participants may elect installment payments to occur over a period not to exceed the participant's life expectancy, or the life expectancy of the participant and beneficiary. Hardship withdrawals are allowed by the Plan in accordance with Plan provisions and IRS regulations.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

Participant Accounts
Each participant's individual account is credited with the participant's contributions and allocations of matching contributions, earnings/(losses) on the account and administrative expenses. Allocations of earnings/(losses) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures
Forfeitures represent nonvested employer matching contributions of participants in predecessor plans that have terminated their employment with their employer. At December 31, 2016 and 2015, forfeited accounts totaled $32 and $1, respectively. Forfeitures can be used to reduce employer contributions. In 2016, contributions by the employer were reduced by $37,638 from the forfeiture account.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan's financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Administrative Expenses and Investment-Related Fees
Administrative expenses are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. The Plan Sponsor paid certain administrative fees related to professional services provided to the Plan (see Note 9). Investment-related fees are included in net appreciation (depreciation) of fair value of investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2016 or 2015.

Cash and Cash Equivalents
Cash and cash equivalents includes interest-bearing deposits with the Corporation so that the carrying value of cash and cash equivalents approximates the fair value of these instruments.

Investment Valuation and Income Recognition
Participants may direct the investment of their contributions as well as employer matching contributions among various mutual funds, BB&T Corporation Stock, common/collective trusts, separately managed accounts consisting primarily of common stock and foreign stock, and an associate insured deposit account, each offering different degrees of risk and return. There is also a self-directed brokerage investment option for Plan participants. The Employee Benefits Plan Committee determines the Plan's valuation policies utilizing information provided by the custodian. The Plan's investments are stated at fair value. Refer to Note 6 for disclosures of methodologies used to determine the recorded fair value of Plan investments.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income on mutual funds is recorded on the ex-dividend date. Capital gain distributions on mutual funds are included in dividend income. Dividend income on BB&T Corporation common stock is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation or depreciation on investments held at year end.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

The Financial Accounting Standards Board ("FASB") ASC Topic 820, Fair Value Measurements ("Topic 820"), provides a framework for measuring fair value which requires that an entity determine asset and liability fair values based on the exit price from the principal market for the asset or liability being measured. Fair value measurements are discussed further in Note 6.

Payment of Benefits
Benefits claims are recorded when they have been approved for payment and paid by the Plan.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements and the reported changes in net assets available for benefits during the reported periods. Actual results could differ from those estimates.

3.	New Accounting Pronouncements
In May 2015, the FASB issued new guidance related to Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share. This guidance modifies the disclosure requirements for certain investments in the Plan's financial statements.  The Plan adopted this guidance effective January 1, 2016. The adoption of this guidance did not have a material effect on the Plan's financial statements.

In January 2016, the FASB issued new guidance related to the Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires the majority of equity investments to be measured at fair value with changes in fair value recognized in the statement of changes in net assets available for benefits. The new guidance allows equity investments without readily determinable fair values to be measured at cost minus impairment, with a qualitative assessment required to identify impairment. This guidance is effective for fiscal years beginning after December 15, 2017. The adoption of this guidance is not expected to be material to the Plan's financial statements.

4.	Associate Insured Deposit Account
The Plan invests in an associate insured deposit account, which is a deposit account with a bank subsidiary of the Plan Sponsor. Under the terms of the account agreement, Branch Banking and Trust Company ("Branch Bank") is required to set aside collateral equal or greater in market value to the amount on deposit in the account in excess of the amount insured under the Federal Deposit Insurance Act.

The interest rate resets monthly based on market yields for United States Treasury Notes having a one-year maturity. The rate credited is based on the average yield as of the 30th day of each month plus fifty basis points. The crediting interest rates for the year ended December 31, 2016 ranged from 0.95 percent to 1.18 percent and the average yield rate was 1.07 percent. The crediting interest rates for the year ended December 31, 2015 ranged from 0.63 percent to 0.89 percent and the average yield rate was 0.77 percent.

5.	Transfers from Other Plans
During 2016, BB&T Corporation authorized the transfer of participant accounts to the Plan from various subsidiary company plans. Participant account balances, including investments and notes receivable from participants, were transferred from the various plans at various dates during 2016 as follows:

2016
CRC Insurance Services, Inc. 401(k) Profit Sharing Plan	$305,076,709
McGriff, Seibels & Williams, Inc. Employee 401(k) Plan	121,038,675
National Penn Bancshares, Inc. Capital Accumulation Plan	112,699,887
AmRisc, LP 401(k) Plan	26,939,990
Total transfers	$565,755,261

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

Due to the mergers, which were effective December 31, 2016, of the CRC Insurance Services, Inc. 401(k) Profit Sharing Plan and the McGriff, Seibels & Williams, Inc. Employee 401(k) Plan, the matching formula for employees of CRC Insurance Services, Inc. and McGriff, Seibels & Williams, Inc. and their respective subsidiaries will be different than the matching contribution of the Plan as of January 1, 2017. All other Plan participants will have the matching formula described in Note 1.

6.	Fair Value of Financial Instruments
Topic 820 establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Topic 820 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. Topic 820 also establishes a three-level fair value hierarchy that describes the inputs used to measure assets and liabilities. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include mutual funds, common stock and foreign stock traded on an exchange or listed market. In addition, the Plan offers a self-directed brokerage option that holds mutual funds and common stock and two separately managed accounts that primarily hold common stock and foreign stock, which are traded on an exchange or listed market.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at the closing price reported on the active market on which the individual securities are traded.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities in an active market not defined by Level 1; quoted market prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include the associate insured deposit account, common/collective trusts and corporate and government bonds in the self-directed brokerage option.

The associate insured deposit account is carried at amortized cost, which approximates fair value. Refer to Note 4 for detailed disclosures related to the Plan's investment in the associate insured deposit account.

The fair value of the common/collective trusts is based on NAV, as provided by the trustee. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. Participants' transactions (purchase and sales) may occur daily. The common/collective trusts have a readily determinable fair value in that NAV is determined and made available to the Plan daily, and is the basis for current transactions. Were the Plan to initiate a full redemption of the common/collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations at the then current NAV will be carried out in an orderly business manner. The common/collective trusts have a daily redemption frequency, a redemption notice period of 30 days to one year, and no unfunded commitments.

The fair value of government securities and corporate bonds are determined by closing prices at the end of the Plan year. Closing prices are obtained from third party pricing vendors. When quoted prices are unavailable, pricing vendors use various evaluation methodologies, which are based on quoted prices for securities with similar coupons, ratings, and maturities.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. As of December 31, 2016 and 2015, there were no level 3 assets or liabilities.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	December 31, 2016
	Total	Level 1	Level 2
BB&T common stock	$627,441,928	$627,441,928	$—
Mutual funds	2,132,646,390	2,132,646,390	—
Self-directed investments	137,974,072	136,023,623	1,950,449
Common/collective trusts	854,971,630	—	854,971,630
Separately managed accounts:
Common stock	3,377,273	3,377,273	—
Foreign stock	432,401	432,401	—
Equity exchange traded fund	26,167	26,167	—
Associate insured deposit account	221,664,794	—	221,664,794
Total investments at fair value, excluding cash and cash equivalents of $1,945,223	$3,978,534,655	$2,899,947,782	$1,078,586,873

	December 31, 2015
	Total	Level 1	Level 2
BB&T common stock	$562,420,280	$562,420,280	$—
Mutual funds	1,704,520,638	1,704,520,638	—
Self-directed investments	104,078,398	103,096,608	981,790
Common/collective trusts	535,960,628	—	535,960,628
Separately managed accounts:
Common stock	3,070,263	3,070,263	—
Foreign stock	423,326	423,326	—
Equity exchange traded fund	10,665	10,665	—
Associate insured deposit account	179,224,847	—	179,224,847
Total investments at fair value, excluding cash and cash equivalents of $1,777,756	$3,089,709,045	$2,373,541,780	$716,167,265

There were no transfers between levels during 2016 and 2015.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

7.	Tax Status
The IRS has determined and informed the Plan Sponsor by letter dated November 19, 2014, that the Plan is designed in accordance with applicable sections of the IRC. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan Administrator analyzed the tax positions by the Plan, and concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken that require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2013.

8.	Plan Termination
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to revise or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, assets of the Plan would be distributed in accordance with the Plan document.

9.	Related Party and Party-In-Interest Transactions
Included in the Plan assets are BB&T Corporation common stock, mutual funds advised by a subsidiary of the Corporation, assets held in separately managed accounts that are managed by a subsidiary of the Corporation, an associate insured deposit account with Branch Bank and cash in an interest-bearing checking account with Branch Bank. Balances, income and transactions related to these investments, which are party-in-interest transactions under ERISA, are presented in the following tables:

	December 31,
	2016	2015
BB&T Corporation common stock	$627,441,928	$562,420,280
Mutual funds	1,311,671,102	1,100,493,474
Separately managed accounts	3,835,841	3,504,254
Associate insured deposit account	221,664,794	179,224,847
Interest-bearing checking account	1,945,223	1,777,756

For the year ended
December 31, 2016
Dividends on BB&T Corporation common stock	$17,046,059
Dividends on investments in mutual funds	27,704,445
Interest on associate insured deposit account	2,324,345

In addition, the cost of administrative services rendered by the Corporation's Trust Division is party-in-interest and totaled $328,998 for the year ended December 31, 2016. The expenses paid through the Plan include only transactional charges such as loan issuance fees, Qualified Domestic Relations Order fees and check reissues. In addition, there are fees charged by TD Ameritrade to participants with self-directed brokerage accounts and fees charged by ProNvest to participants that opt to receive guidance on investment election/allocation. Fees charged by Ameritrade and ProNvest were $214,073 and $63,879, respectively for the year ended December 31, 2016.

BB&T Corporation 401(k) Savings Plan Notes to Financial Statements December 31, 2016 and 2015

10.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
*	BB&T Corporation	Common stock	$627,441,928

*	Sterling Capital Total Return Bond Fund	Mutual fund	223,768,592
*	Sterling Capital Mid Value Fund	Mutual fund	246,670,571
*	Sterling Capital Special Opportunities Fund	Mutual fund	263,017,102
*	Sterling Capital Equity Income Fund	Mutual fund	230,165,744
*	Sterling Capital Behavioral Small Cap Value Equity Fund	Mutual fund	115,882,449
*	Sterling Capital Behavioral Large Cap Value Equity Fund	Mutual fund	232,166,644
	Federated Investors Treasury Obligation Fund	Mutual fund	96,728,918
	Fidelity Contrafund	Mutual fund	148,868,304
	Vanguard Institutional Index	Mutual fund	255,281,527
	Vanguard Total International Stock Index	Mutual fund	43,760,154
	Harbor International Fund	Mutual fund	125,995,787
	T. Rowe Price Mid Cap Growth Fund	Mutual fund	150,340,598
			2,132,646,390

	T. Rowe Price Retirement Income Fund	Common/collective trust	55,126,383
	T. Rowe Price Retirement 2005 Fund	Common/collective trust	4,236,314
	T. Rowe Price Retirement 2010 Fund	Common/collective trust	28,090,781
	T. Rowe Price Retirement 2015 Fund	Common/collective trust	46,607,828
	T. Rowe Price Retirement 2020 Fund	Common/collective trust	116,145,828
	T. Rowe Price Retirement 2025 Fund	Common/collective trust	88,171,683
	T. Rowe Price Retirement 2030 Fund	Common/collective trust	132,183,167
	T. Rowe Price Retirement 2035 Fund	Common/collective trust	63,569,527
	T. Rowe Price Retirement 2040 Fund	Common/collective trust	95,236,783
	T. Rowe Price Retirement 2045 Fund	Common/collective trust	48,320,414
	T. Rowe Price Retirement 2050 Fund	Common/collective trust	36,096,143
	T. Rowe Price Retirement 2055 Fund	Common/collective trust	26,284,415
	T. Rowe Price Retirement 2060 Active Trust	Common/collective trust	1,173,205
	Morley Stable Value Fund	Common/collective trust	113,729,159
			854,971,630

	Plan Participants	Self-directed investments	137,974,072

*	Notes Receivable from Participants	Participant loans (4.25% to 9% due thru May 2046)	68,492,373

*	Branch Banking and Trust Company	Associate insured deposit account	221,664,794

*	Branch Banking and Trust Company	Cash and cash equivalents	1,945,223

Holdings in Separately Managed Accounts
	1st Source Corporation	Common stock	7,369
	Aaron's Inc.	Common stock	8,637
	Acco Brands Corp	Common stock	8,091
	Aegion Corp	Common stock	7,134
	Affiliated Managers Group Inc	Common stock	67,710
	AG Mortgage Investment Trust	Common stock	6,006
	Air Lease Corp	Common stock	6,866
	Allison Transmission Holdings	Common stock	53,904

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Amag Pharmaceuticals Inc	Common stock	6,647
	Ambac	Common stock	8,213
	American Axle & Mfg Hldgs	Common stock	5,346
	American Equity Investment Life	Common stock	9,715
	American Financial Group Inc	Common stock	6,433
	Amerisafe Inc	Common stock	7,357
	Amkor Technology Inc	Common stock	9,590
	Anixter International Inc	Common stock	9,240
	Annaly Capital Management	Common stock	52,203
	Anworth Mortgage Asset Corp	Common stock	5,827
	Arcbest Corp	Common stock	6,111
	Archrock Inc	Common stock	7,154
	Ares Commercial Real Estate Corp	Common stock	6,247
	Argan Inc	Common stock	5,926
	Arrow Electronics Inc	Common stock	4,991
	Ascena Retail Group Inc	Common stock	28,808
	Atlas Air Worldwide Holdings	Common stock	7,040
	Atwood Oceanics Inc	Common stock	7,064
	Avista Corp	Common stock	9,278
	Avx Corporation	Common stock	6,611
	B Of I Holding, Inc.	Common stock	6,538
	Banc Of California Inc	Common stock	7,513
	Benchmark Electronics	Common stock	8,083
	Berkshire Hills Bancorp Inc	Common stock	7,444
	Big 5 Sporting Goods Corp	Common stock	6,211
	Big Lots, Inc	Common stock	4,770
	Bill Barrett Corp	Common stock	4,802
	Blucora Inc	Common stock	6,077
	Caleres Inc	Common stock	7,286
	Calpine Corp	Common stock	3,395
	Camden National Corp	Common stock	7,734
	Capstead Mortgage Corp. New	Common stock	5,971
	Casella Waste Systems, Inc.	Common stock	6,342
	CBRE Group Inc	Common stock	78,725
	CBS Corporation Cl B	Common stock	80,479
	Ceco Environmental Corp	Common stock	6,264
	CED Inc	Common stock	37,875
	Central Garden & Pet Co -A	Common stock	14,060
	Chart Industries Inc	Common stock	8,321
	Chemical Financial Corp	Common stock	10,834
	Chico's FAS Inc	Common stock	35,112
	Children's Place Retail Stores	Common stock	10,297
	Chimera Investment Corp	Common stock	5,838
	Commercial Metal Co	Common stock	9,474
	Community Tr Bancorp Inc	Common stock	7,787
	Consol Energy Inc	Common stock	5,214
	Cooper Tire & Rubber Co.	Common stock	8,897
	Cooper-Standard Holding Inc	Common stock	8,167
	CRA International Inc	Common stock	6,039
	Customers Bancorp, Inc.	Common stock	9,707

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	CYS Investments, Inc.	Common stock	5,929
	Dean Foods Co	Common stock	7,710
	Denbury Resources Inc	Common stock	8,063
	Devry Inc	Common stock	10,889
	DHI Group Inc	Common stock	23,038
	Digitalglobe Inc.	Common stock	8,223
	DST Systems Inc	Common stock	47,146
	Dynex Capital Inc	Common stock	5,142
	E Trade Financial Corp	Common stock	115,385
	Ebay Inc	Common stock	79,421
	Employers Holdings Inc	Common stock	8,950
	Enersys	Common stock	9,216
	Enpro Industries, Inc.	Common stock	47,354
	Enterprise Financial Services	Common stock	11,051
	EP Energy Corp-Cl A	Common stock	1,231
	Equity Wealth	Common stock	5
	Farmers Capital Bank Corp	Common stock	6,392
	FBL Financial Group Inc - Cl A	Common stock	8,831
	FCB Financial Holdings-Cl A	Common stock	7,918
	Federal Agricultural Mtg Corp Cl	Common stock	9,049
	Fidelity Southern	Common stock	8,024
	Fidelity National Information	Common stock	58,470
	Financial Institutions, Inc.	Common stock	6,395
	First American Financial Corp	Common stock	5,421
	First Fefiance Finl Corp	Common stock	5,886
	First Financial Corp/Indiana	Common stock	6,653
	Five Prime Therapeutics Inc	Common stock	7,316
	Flagstar Bancorp Inc	Common stock	6,762
	Flushing Financial Corp	Common stock	7,965
	Forest City Realty Trust-A	Common stock	5,627
	Forestar Real Estate Group	Common stock	6,105
	Fulton Finl Corp Pa	Common stock	11,205
	Gentex Corp	Common stock	81,714
	Getty Realty Corp	Common stock	7,163
	Great Ajax Corp	Common stock	4,830
	Great Plains Energy Inc	Common stock	5,497
	Great Southern Bancorp, Inc.	Common stock	7,105
	Great Western Bancorp Inc	Common stock	9,590
	Hanmi Financial Corp	Common stock	8,655
	Hanover Insurance Group Inc	Common stock	1,092
	Hawaiian Electric Inds. Inc.	Common stock	5,589
	Hawaiian Holdings Inc	Common stock	11,115
	HCA Holdings, Inc	Common stock	48,113
	Healthsouth Corp	Common stock	5,485
	Heartland Financial Usa, Inc	Common stock	7,584
	Hertz Global Holdings Inc	Common stock	15,372
	Hilltop Holdings Inc	Common stock	10,072
	Homestreet Inc	Common stock	9,196
	Hope Bancorp Inc	Common stock	10,310
	Horizon Bancorp Indiana	Common stock	7,728

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Hovnanian Enterprises Inc Cl A	Common stock	6,276
	Huntington Ingalls Industries	Common stock	7,552
	Iberiabank Corp	Common stock	6,616
	Idacorp Inc	Common stock	12,405
	II-VI Inc	Common stock	21,407
	Infrareit Inc	Common stock	734
	Interdigital Inc	Common stock	5,938
	Invesco Mortgage Capital	Common stock	7,840
	Iridium Communications, Inc	Common stock	7,526
	Jacobs Engr Group Inc	Common stock	44,175
	John B Sanfilippo & Son Inc	Common stock	2,604
	K12 Inc	Common stock	7,945
	Knoll Inc	Common stock	5,698
	Knowles Corp	Common stock	44,532
	Laboratory Corp Of America	Common stock	69,325
	Ladder Capital Corp-REIT	Common stock	6,215
	Lear Corp	Common stock	7,942
	Leucadia National Corp	Common stock	112,181
	Lexicon Pharmaceuticals Inc	Common stock	3,347
	Lifepoint Health Inc	Common stock	3,976
	Lincoln National Corp.	Common stock	77,867
	Manpower Inc Wis	Common stock	5,332
	Markel Corporation	Common stock	62,411
	Mcgrath Rentcorp	Common stock	7,329
	Mdu Resources Group, Inc.	Common stock	5,639
	MFA Mortgage Investments Inc.	Common stock	5,455
	Mgic Investment Corp	Common stock	10,995
	Microstrategy Inc Cl A	Common stock	41,454
	Molina Healthcare Inc	Common stock	6,674
	MRC Global Inc	Common stock	7,334
	MYR Group Inc	Common stock	7,234
	Nationstar Mortgage Holdings	Common stock	5,906
	Navient Corp	Common stock	5,471
	NCR Corp	Common stock	6,408
	NCR Corp	Common stock	113,365
	Nelnet Inc Cl A	Common stock	8,932
	Netgear Inc	Common stock	10,653
	New Residential Investment Corp	Common stock	11,711
	New York Mortgage Trust Inc	Common stock	6,514
	News Corp Cl B	Common stock	59,000
	Northwestern Corporation	Common stock	9,952
	Now Inc/De	Common stock	8,618
	NRG Energy Inc W/I	Common stock	5,382
	Office Depot Inc	Common stock	8,678
	OGE Energy Corp	Common stock	5,519
	Old National Bancorp	Common stock	9,474
	Omega Protein Corporation	Common stock	4,384
	Omnicom Group	Common stock	57,875
	Orasure Technologies Inc	Common stock	4,750
	Orchid Island Capital Inc	Common stock	5,534

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Owens Corning	Common stock	5,826
	Patterson Uti Energy Inc 080101	Common stock	5,869
	Pdl Biopharma Inc	Common stock	3,490
	Pennymac Mortgage Investment	Common stock	7,137
	Pennymac Financial Service-A	Common stock	6,727
	PHH Corp	Common stock	6,109
	Photronics Inc	Common stock	6,373
	Piedmont Office Realty Trust Inc	Common stock	4,558
	Pinnacle West Cap Corporation	Common stock	6,633
	Piper Jaffray Cos	Common stock	8,483
	Plexus Corp	Common stock	7,944
	PNM Resources Inc	Common stock	5,454
	Portland General Electric Co	Common stock	10,529
	Primerica Inc	Common stock	10,787
	Qcr Holdings Inc	Common stock	6,495
	Quad Graphics Inc	Common stock	6,236
	Quanta Services Inc	Common stock	6,622
	Radian Group Inc	Common stock	12,460
	Rayonier Advanced Materials	Common stock	5,937
	Rayonier Advanced Materials	Common stock	15,228
	Redwood Trust Inc	Common stock	7,286
	Regional Management Corp	Common stock	7,963
	Reinsurance Group of America	Common stock	7,046
	Rogers Corp	Common stock	6,990
	Rush Enterprises Inc	Common stock	6,986
	Ryman Hospitality Properties Inc	Common stock	68,996
	Safety Insurance Group Inc	Common stock	7,223
	Sanderson Farms Inc	Common stock	7,822
	Sanmina Corp	Common stock	14,147
	Santander Consumer USA Holdings	Common stock	5,846
	Schnitzer Steel Inds Inc	Common stock	5,962
	Scientific Games Corp	Common stock	6,776
	Select Medical Holdings Corp	Common stock	7,049
	Selective Ins Grp Inc	Common stock	10,547
	SJW Corp	Common stock	8,341
	Skywest Inc	Common stock	14,653
	SLM Corporation	Common stock	6,910
	Spartannash Co	Common stock	8,659
	Sparton Corporation	Common stock	4,889
	Speedway Motorsports Inc	Common stock	4,919
	Spirit Aerosystems Holdings Inc	Common stock	5,426
	State National Cos Inc	Common stock	5,447
	Steel Dynamics Inc	Common stock	6,938
	Stoneridge Inc	Common stock	1,185
	Sturm Ruger & Co Inc	Common stock	9,222
	Suncoke Energy Inc	Common stock	8,380
	Surgical Care Affiliates Inc	Common stock	5,876
	Synnex Corp	Common stock	11,013
	T Rowe Price Group Inc	Common stock	50,801
	Tcf Financial Corp	Common stock	5,701

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Tenneco Inc	Common stock	5,185
	Teradyne Inc	Common stock	5,867
	The Finish Line	Common stock	5,304
	The Greenbriar Companies Inc	Common stock	7,645
	Timkensteel Corp	Common stock	6,099
	Titan Int'l	Common stock	6,479
	Triple S Management Corp	Common stock	4,368
	Ttm Technologies Inc	Common stock	9,595
	Two Harbors Investment	Common stock	5,389
	Unisys Corporation	Common stock	1,405
	Unit Corp	Common stock	9,781
	United Financial Bancorp Inc	Common stock	7,028
	United Fire Group Inc	Common stock	7,572
	United Rentals Inc	Common stock	6,335
	United Therapeutics Corp Del Com	Common stock	5,737
	Universal Forest Products Inc	Common stock	8,787
	Universal Insurance Holdings Inc	Common stock	5,737
	Viacom Inc	Common stock	16,497
	Vishay Intertechnology	Common stock	9,315
	Wabash National Corp	Common stock	6,375
	Walker & Dunlop Inc	Common stock	9,391
	Washington Federal Inc	Common stock	11,782
	Wellcare Health Plans Inc	Common stock	5,757
	Western Union Company	Common stock	42,571
	Woodward Governor Co	Common stock	5,248
	World Acceptance Corp	Common stock	7,264
	World Fuel Service Corp.	Common stock	4,683
	Worthington Industries Inc	Common stock	9,393
	Zimmer Biomet Holdings Inc	Common stock	78,948
			3,377,273

	Agro Group International	Foreign stock	10,149
	Allied World Assurance Company	Foreign stock	6,391
	Aspen Insurance Holdings Limited	Foreign stock	5,445
	Assured Guaranty Ltd	Foreign stock	7,176
	Assured Guaranty Ltd	Foreign stock	44,720
	Axalta Coating Systems Ltd	Foreign stock	99,960
	Civeo Corp	Foreign stock	8,052
	Copa Holdings Sa	Foreign stock	5,359
	Enstar Group Ltd	Foreign stock	58,519
	Essent Group Ltd	Foreign stock	5,568
	First Bancorp Puerto Rico	Foreign stock	7,892
	Fresh Delmonte Produce	Foreign stock	8,488
	Nabors Industries Ltd.	Foreign stock	8,069
	Noble Corp Plc	Foreign stock	12,639
	Popular Inc	Foreign stock	7,318
	Sensata Technologies Holding	Foreign stock	27,265
	Transocean Ltd	Foreign stock	5,542
	Trinseo Sa	Foreign stock	6,701
	Tronox Ltd-Cl A	Foreign stock	6,021

BB&T Corporation 401(k) Savings Plan Schedule H, line 4(i)—Schedule of Assets (Held At End of Year) December 31, 2016

(a)	( b )	( c )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Contract, Collateral, Par or Maturity Value	Current Value
	Validus Holdings Ltd	Foreign stock	5,776
	Willis Towers Watson Plc	Foreign stock	85,351
			432,401

	Ishares Russell 2000 Value Index Fund	Equity ETF	26,167

			$4,048,972,251
* Party in interest
Cost is omitted because plan investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the BB&T Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BB&T Corporation 401(k) Savings Plan

Date:	6/26/2017	By:	/s/ Steven L. Reeder
Steven L. Reeder Senior Vice President & Benefits Manager